4788

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Warren Resources, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
93564A100
(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE  1  OF  9  PAGES

CUSIP No. 93564A100

1	NAME OF REPORTING PERSON Manulife Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None, except through its indirect, wholly-owned subsidiaries, MFC Global Investment Management (U.S.A.) Limited and MFC Global Investment Management (U.S.), LLC

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 See line 9 above.
12	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS

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CUSIP No. 93564A100

1	NAME OF REPORTING PERSON MFC Global Investment Management (U.S.A.) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 70,458
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 70,458
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,458
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.10%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS

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CUSIP No. 93564A100

1	NAME OF REPORTING PERSON MFC Global Investment Management (U.S.), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 7,606,242
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 7,606,242
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,606,242
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.77%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS

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CUSIP No. 93564A100

1	NAME OF REPORTING PERSON John Hancock Global Opportunities Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,563,430 shares owned directly by the Fund.  MFC Global Investment Management (U.S.), LLC has sole voting and dispositive power over these shares.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.46%
12	TYPE OF REPORTING PERSON* IV

*SEE INSTRUCTIONS

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Item 1(a)         Name of Issuer:
Warren Resources, Inc.

Item 1(b)        Address of Issuer's Principal Executive Offices:
1114 Avenue of the Americas
New York, New York  10036

Item 2(a)         Name of Person Filing:
This filing is made on behalf of Manulife Financial Corporation (“MFC”) and MFC’s indirect, wholly-owned subsidiaries, MFC Global Investment Management (U.S.A.) Limited (“MFC Global (U.S.A.)”) and MFC Global Investment Management (U.S.), LLC (“MFC Global (U.S.)”), and is also made on behalf of John Hancock Global Opportunities Fund (“JH Global Fund”).

Item 2(b)        Address of Principal Business Office:
The principal business offices of MFC and MFC Global (U.S.A.) are located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.
The principal business office of MFC Global (U.S.) is located at 101 Huntington Avenue, Boston, Massachusetts 02199.
The principal business office of JH Global Fund is located at 601 Congress Street, Boston, Massachusetts 02210.

Item 2(c)         Citizenship:
MFC and MFC Global (U.S.A.) are organized and exist under the laws of Canada.
MFC Global (U.S.) is organized and exists under the laws of the State of Delaware.
JH Global Fund is organized and exists under the laws of the Commonwealth of Massachusetts.

Item 2(d)        Title of Class of Securities:
Common Stock

Item 2(e)         CUSIP Number:
93564A100

Item 3             If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

MFC:                                                      (g) (X)    a parent holding company or control person in
accordance with §240.13d-1(b)(1)(ii)(G).

MFC Global (U.S.A.):                          (e) (X)     an investment adviser in accordance with
§240.13d-1(b)(1)(ii)(E).

MFC Global (U.S.):                               (e) (X)     an investment adviser in accordance with
§240.13d-1(b)(1)(ii)(E).

JH Global Fund:                                    (d) (X)    an investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

Item 4             Ownership:

(a)  Amount Beneficially Owned:  MFC Global (U.S.A.) has beneficial ownership of 70,458 shares of Common Stock.  MFC Global (U.S.) has beneficial ownership of 7,606,242 shares of Common Stock, of which JH Global Fund owns directly 4,563,430 shares.  Through its parent-subsidiary relationship to MFC Global (U.S.A.) and MFC Global (U.S.), MFC may be deemed to have beneficial ownership of these same shares.

PAGE  6  OF  9  PAGES

(b)   Percent of Class:  Of the 70,651,160 shares outstanding as of November 4, 2009, according to the issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2009, MFC Global (U.S.A.) held 0.10% and MFC Global (U.S.) held 10.77%, of which JH Global Fund held 6.46%.

(c)   Number of shares as to which the person has:

(i)            sole power to vote or to direct the vote:
MFC Global (U.S.A.) and MFC Global (U.S.) each has sole power to vote or to direct the voting of the shares of Common Stock beneficially owned by each of them.

(ii)           shared power to vote or to direct the vote:  -0-

(iii)          sole power to dispose or to direct the disposition of:
MFC Global (U.S.A.) and MFC Global (U.S.) each has sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by each of them.

(iv)          shared power to dispose or to direct the disposition of:  -0-

Item 5             Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6             Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7             Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
See Items 3 and 4 above.

Item 8             Identification and Classification of Members of the Group:
Not applicable.

Item 9             Notice of Dissolution of Group:
Not applicable.

Item 10           Certification:
By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Manulife Financial Corporation

By:          /s/ Kenneth G. Pogrin

Name:     Kenneth G. Pogrin

Dated:  February 12, 2010                                   Title:       Attorney in Fact*

MFC Global Investment Management (U.S.A.) Limited

By:          /s/ Kenneth G. Pogrin

Name:     Kenneth G. Pogrin

Dated:  February 12, 2010                                   Title:       General Counsel and Secretary

MFC Global Investment Management (U.S.), LLC

By:          /s/ William E. Corson

Name:     William E. Corson

Dated:  February 12, 2010                                   Title:       Vice President and Chief Compliance Officer

John Hancock Global Opportunities Fund

By:          /s/ Richard Hirtle

Name:     Richard Hirtle

Dated:  February 12, 2010                                   Title:       Assistant Chief Compliance Officer

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

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EXHIBIT A

JOINT FILING AGREEMENT

Manulife Financial Corporation, MFC Global Investment Management (U.S.A.) Limited, MFC Global Investment Management (U.S.), LLC and John Hancock Global Opportunities Fund agree that the Schedule 13G (Amendment No. 1) to which this Agreement is attached, relating to the Common Stock of Warren Resources, Inc., is filed on behalf of each of them.

Manulife Financial Corporation

By:          /s/ Kenneth G. Pogrin

Name:     Kenneth G. Pogrin

Dated:  February 12, 2010                                   Title:       Attorney in Fact*

MFC Global Investment Management (U.S.A.) Limited

By:          /s/ Kenneth G. Pogrin

Name:     Kenneth G. Pogrin

Dated:  February 12, 2010                                   Title:       General Counsel and Secretary

MFC Global Investment Management (U.S.), LLC

By:          /s/ William E. Corson

Name:     William E. Corson

Dated:  February 12, 2010                                   Title:       Vice President and Chief Compliance Officer

John Hancock Global Opportunities Fund

By:          /s/ Richard Hirtle

Name:     Richard Hirtle

Dated:  February 12, 2010                                   Title:       Assistant Chief Compliance Officer

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

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